June 10, 2014

Via EDGAR & E-MAIL

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	HealthEquity, Inc.

Registration Statement on Form S-1

Confidentially Submitted April 3, 2014 and May 9, 2014

CIK No. 0001428336

Dear Ms. Ransom:

On behalf of HealthEquity, Inc. (the “Company”), we are submitting this letter and the following information in response to the letter, dated May 22, 2014, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Registration Statement”), submitted on May 9, 2014. We are also electronically transmitting for filing an amended version of the Registration Statement (the “Amended Registration Statement”) and are sending the Staff via electronic mail a copy of this letter and a version of the Amended Registration Statement that is marked to show changes to the Registration Statement submitted on May 9, 2014.

References to page numbers below pertain to the page numbers in the Amended Registration Statement. Capitalized terms used herein without definition have the meanings ascribed to them in the Amended Registration Statement.

General

1.	Comment: Section 3(a)(1)(C) of the Investment Company Act of 1940 defines “investment company” as any issuer that “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.” Please provide us with a written response analyzing whether you are an investment company under the 1940 Act, including appropriate documentation to support your analysis. If you determine that you are an investment company: (1) explain why you are not required to register as an investment company under the 1940 Act (e.g., provide a complete and detailed explanation of the basis for your reliance upon any exemption or exclusion from the definition of investment company under the 1940 Act); or (2) if no exemption or exclusion from the definition of investment company is available to you, explain what action you have taken or plan to take, either to fall outside of that definition, or to register as an investment company.

Response: The Company respectfully advises the Staff that, under the Investment Company Act of 1940, as amended (the “1940 Act”), the determination of whether an issuer is an “investment company” under the 1940 Act is based upon the nature of its primary business and upon the percentage of its assets that consist of investment securities as opposed to other assets. The Company respectfully submits that it is not an investment company under the 1940 Act because (i) the Company is primarily engaged in the business of marketing and administering health savings accounts (as described in Section 223 of the Internal Revenue Code of 1986, as amended) for consumers who have high deductible health insurance plans, and (ii) less than 40% of the Company’s total assets consist of “investment securities” (as defined in Section 3(a)(1)(C) of the 1940 Act).

The Company offers a technology-enabled services platform that enables consumers to make informed health care saving and spending decisions. The Company acts as an IRS-qualified custodian for its members’ HSAs, which are non-discretionary, self-directed financial accounts through which the members may spend and save long-term for healthcare on a tax-advantaged basis. The HSAs for which the Company acts as custodian are linked to the Company’s proprietary, online platform, enabling the HSA holders to access their HSA balances, compare treatment options and pricing, evaluate and pay healthcare bills, receive personalized benefit and clinical information, and earn wellness incentives.

Section 3(a)(1)(C) of the 1940 Act defines “investment company” as any issuer that “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.” The Company respectfully notes that the assets held in trust in the HSAs of the Company’s members are not included in the Company’s “total assets” for purposes of this analysis, because, as previously indicated in the Company’s response to Comment #36 in the Company’s letter to the Staff dated May 9, 2014, the Company does not have a proprietary or beneficial interest in the assets held in its members’ HSAs and, under U.S. generally accepted accounting principles, such trust assets are not treated as assets of the Company. Only assets that, under generally accepted accounting principles, are properly deemed to be owned by an issuer are included in the valuation of its assets. See R. Rosenbloom, Investment Company Determination under the 1940 Act 124 n.126(2003), citing In Re Hartl and Lipman, 1940 Act Release No. 19840 (Nov. 8, 1993). Accordingly, the Company is not an investment company as defined under Section 3(a)(1)(C) of the 1940 Act.

Further, the Company does not engage in any proprietary investment activities, as indicated in the consolidated balance sheets included in the Amended Registration Statement. The Company does not have any proprietary ownership or beneficial interest in the assets held by the Company’s custodial depository bank partners for its members’ HSAs. Although the Company retains a portion of the yield on these assets as a custodial fee, the custodial fee is customary and reasonable compensation for the custody services and other, technology-enhanced services provided by the Company to its customers; it is not a return on investment for the Company because these assets are not the Company’s assets. While one of the Company’s subsidiaries, HealthEquity Advisors, LLC, is a registered investment adviser, it solely provides web-only investment advisory services to the Company’s members and does not manage any proprietary investments for the Company. Neither the Company nor any of its subsidiaries directs the investing, reinvesting or trading in securities for its members.

In addition, the Company has never held itself out, and does not currently and does not intend to hold itself out, as engaging primarily in the business of investing, reinvesting or trading in securities. The determination of an issuer’s primary business activity is based on a factual inquiry concerning the nature of its business. Under the factors set forth in Tonopah Mining Company of Nevada,1 the Company has (as described in the prospectus and the accompanying consolidated financial statements included in the Amended Registration Statement): (i) historically been involved in the integrated HSA custodian and healthcare-related services business; (ii) continuously held itself out to the public as an integrated HSA custodian and healthcare-related services provider since inception in 2002 and does not emphasize the possibility of any significant appreciation from any cash management or other securities trading strategies as a material factor to its business; (iii) overseen the activities of its HSA custodian and healthcare-related services business through the activities of its officers and directors, very little of whose time was devoted to investment-related or cash management activities; (iv) held its assets in assets that are not securities; and (v) received almost all of its income from fees and charges for its custodial services and healthcare-related advice and administrative services. Furthermore, in SEC v. National Presto Industries, Inc.2 a federal appellate court found that, of the five Tonopah factors, the asset test of Section 3(a)(1)(C) of the 1940 Act was only a factor in determining whether a company is an investment company. In that case, in finding that National Presto was not an investment company, irrespective of numerical tests, the court said that “what principally matters is the beliefs the company is likely to induce in investors.” As noted above, the Company holds itself out to the public as a provider of healthcare-related services, including acting as an HSA custodian, and its officers and directors are primarily engaged in the HSA custodian and healthcare-related services business, not the business of investing, reinvesting or trading in securities.

[1]	26 S.E.C. 426, 427 (1947) (“Tonopah”). The SEC and the SEC staff have looked to the following five factors developed by the SEC in Tonopah: (1) the company’s historical development; (2) its public representations of policy; (3) the activities of its officers and directors; (4) the nature of its present assets; and (5) the sources of its present income. See, e.g., Certain Prima Facie Investment Companies: Proposing Release, Inv. Co. Act Release No. 10,937 (Nov. 20, 1979) (“1979 Proposing Release”).
[2]	486 F.3d 305 (7th Cir. 2007) (“National Presto”). See also Xplornet Communications Inc., SEC No-Action Letter (Jan. 11, 2012) (“Xplornet”) (no-action relief was granted even though the applicant represented that the nature of its assets might not satisfy the Tonopah test).

Accordingly, the Company is not an investment company under Section 3(a)(1) of the 1940 Act.

2.	Comment: We note your response to comment 39 in our letter dated May 1, 2014, which indicates that you began providing investment advisory services in fiscal year 2015. However, the disclosure throughout your prospectus indicates that you have provided such services since 2013. Please advise.

Response: The Company respectfully clarifies for the Staff that the Company’s subsidiary, HealthEquity Advisors, LLC, completed its registration as a registered investment advisor in June 2013. In October 2013, the Company launched (as a live and fully functional system) its HealthEquity Advisor investment advisory services product (“HealthEquity Advisor”) to Company employees only. In November 2013, the Company began offering HealthEquity Advisor on a free, limited rollout basis to the Company’s investing members, with the rollout increasing in scope over subsequent months. Finally, in February 2014 (i.e., fiscal year 2015), the Company began charging its members a subscription fee (which is calculated based on assets-under-management) for use of HealthEquity Advisor. Accordingly, the Company began providing investment advisory services in October 2013 but did not generate revenue from these services until February 2014 in its fiscal year 2015.

Prospectus Summary, page 1

Overview, page 1

3.	Comment: We note your response to comment 8 in our letter dated May 1, 2014. Please clarify your disclosure on pages 2 and 81 to include the number of individuals under the age of 65 that are covered by private health insurance.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 88 of the Amended Registration Statement to include the number of individuals under the age of 65 that are covered by private health insurance.

4.	Comment: We note your response to comment 9 in our letter dated May 1, 2014. Please clarify your disclosure on pages 3 and 81 to state that lower health insurance costs are limited to large employers. Please also revise your disclosure to include the rationale for your expectations, including but not limited to your response to the aforementioned comment.

Response: The Company respectfully advises the Staff that it has removed the disclosure on pages 3 and 88 of the Amended Registration Statement relating to the impact of the PPACA on health insurance costs and employers. In addition, in response to the Staff’s comment, the Company has revised the disclosure on pages 3, 4, 88 and 90 of the Amended Registration Statement to include the rationale for the Company’s expectations relating to the impact of the PPACA on the growth of HSAs.

The Offering, page 13

5.	Comment: As requested in comment 10 in our letter dated May 1, 2014, please disclose that Messrs. Medici and Ghegan, your directors, can be deemed to beneficially own the shares currently owed and to be held by Berkeley after the offering, as well as briefly describe the history of Berkeley’s involvement in your business.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 11 of the Amended Registration Statement to disclose that Messrs. Medici and Ghegan can be deemed to beneficially own the shares owned by Berkley Capital Investors, L.P. as well as to briefly describe the history of Berkley’s involvement in the Company’s business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 58

Liquidity and Capital Resources, page 70

6.	Comment: We note your response to comment 15 in our letter dated May 1, 2014. While your response addresses the impact of acquisitions on your business, it does not appear that your disclosure generally addresses the known trends or demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity or operations in any material way, as well as the current and potential future impact of these trends and conditions on your liquidity, operations and capital resources, giving particular consideration to the fact that your primary sources of liquidity are cash flows from operations and net proceeds from this offering. Please revise or advise. Please refer to Items 303(a)(1) and (2) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised disclosure on pages 75 and 76 of the Amended Registration Statement to further expand on items which are reasonably likely to materially impact the Company’s liquidity or operations. The updated disclosure reflects all known demands, trends and commitments, including the current and potential future impact of these trends and conditions on the Company’s liquidity, operations and capital resources.

Business, page 80

Company Overview, page 80

7.

Comment: We note your response to comment 16 in our letter dated May 1, 2014. Please revise your disclosure to state that you are “a leader and an innovator” based on the industry-first accomplishments and the statements of third parties, including the names of such parties. Please also revise the disclosure in your registration statement to provide support for your belief that “traditional health insurance’s difficulty in impacting long-term cost trends has been due in part to consumers not being aligned, engaged or empowered with incentives and information.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 92 of the Amended Registration Statement to highlight the fact that the Company’s position as a leader is based on the statements of a third party and its position as an innovator is based on its industry-first accomplishments.

In addition, in response to the Staff’s comments, the Company has removed the disclosure in the Amended Registration Statement relating to its belief that traditional health insurance’s difficulty in impacting long-term cost trends has been due in part to consumers not being aligned, engaged or empowered with incentives and information.

Our Opportunity, page 82

8.	Comment: We note your response to comment 17 in our letter dated May 1, 2014. Please revise your disclosure to provide the rationale for your belief that the number of HSA accounts including investments will increase in the future.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 90 of the Amended Registration Statement to provide the rationale for its belief that the number of HSA assets, including investments, will increase in the future.

Our Competitive Strengths, page 84

Complete Solution for Managing Consumer Healthcare Saving and Spending, page 85

9.	Comment: We note your response to comment 18 in our letter dated May 1, 2014. Please further revise your disclosure to provide further details regarding the frequency with which your users utilize the multi-functional nature of your platform.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 92 and 93 of the Amended Registration Statement to provide further details regarding the frequency with which the Company’s members utilize the multi-functional nature of its platform.

Differentiated Consumer Experience, page 86

10.	Comment: We note your response to comment 19 in our letter dated May 1, 2014. Please revise your disclosure to provide further details regarding how your “Teachable Moments” helped you generate more than $100 million in additional HSA deposits in fiscal year 2014.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 94 of the Amended Registration Statement to provide further details regarding how its Teachable Moments helped the Company generate more than $100 million in additional HSA deposits in fiscal year 2014.

Large and Diversified Channel Access, page 87

11.	Comment: We note your response to comment 20 in our letter dated May 1, 2014. Please further revise your disclosure to include a discussion of how your “B2B2C” channel strategy impacts growth through increasing the number of HSA Members as opposed to increasing the number of Network Partners.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 95 of the Amended Registration Statement to include a discussion of how the Company’s B2B2C channel strategy impacts growth through increasing the number of HSA Members as opposed to increasing the number of Network Partners.

Executive Compensation, page 106

12.	Comment: Please clarify that the service fee paid to Mr. Kessler pursuant to the independent contractor payments is actually paid to Healthcharge Inc. In addition, please revise Mr. Kessler’s biographical information on page 100 to state that he is also the Executive Chairman and the Chairman of Healthcharge Inc.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 114 of the Amended Registration Statement to clarify that the service fee paid to Mr. Kessler pursuant to the independent contractor payments is actually paid to Healthcharge Inc. rather than directly to Mr. Kessler. In addition, the Company has revised the disclosure on page 108 of the Amended Registration Statement to disclose that Mr. Kessler is also the Chairman of Healthcharge Inc. The Company respectfully advises the Staff that, as noted on page 108, Mr. Kessler no longer holds the title of Executive Chairman of the Company.

Notes to Consolidated Financial Statements, page F-8

Intangible assets, net, page F-10

Note 4. Intangible Assets and Goodwill, page F-18

13.	Comment: We note your responses to comments 38 and 41 of our letter dated May 1, 2014. Given acquired intangible member assets constitute over 40% of your total assets as of January 31, 2014, please tell us your consideration of expanding your disclosure to include a description of the nature of these assets, the factors supporting your determination of estimated useful lives of 15 years and why straight-line amortization is appropriate.

Response: The Company acknowledges the Staff’s comment and has revised and expanded the disclosure on page F-10 of the Amended Registration Statement to incorporate the nature of the Company’s intangible member assets, the factors supporting the determination of estimated useful lives and the appropriateness of applying straight-line amortization.

The Company has also amended the Registration Statement to update information and to correct typographical errors. Please do not hesitate to contact Gordon R. Caplan at (212) 728-8266 or the undersigned at (212) 728-8981 with any further questions or comments.

Sincerely,

/s/ Morgan D. Elwyn, Esq.
Morgan D. Elwyn, Esq.

cc:	Jon Kessler, President & CEO, HealthEquity, Inc.

Lilyanna L. Peyser, Special Counsel, U.S. Securities & Exchange Commission

Liz Walsh, Staff Attorney, U.S. Securities & Exchange Commission

Ta Tanisha Meadows, Staff Accountant, U.S. Securities & Exchange Commission

Donna Di Silvio, Staff Accountant, U.S. Securities & Exchange Commission